SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 3)

Affirmative Insurance Holdings, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

008272106 (CUSIP Number)

September 18, 2009 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            ☐    Rule 13d-1(b)
            ☒   Rule 13d-1(c)
            ☐   Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008272106	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON: Long Meadow Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		691,867
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		691,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	691,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.5%

12	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 008272106	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON: Jonathan W. Old, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF		20,000
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		691,867
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		20,000
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		691,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	711,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.6%

12	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 008272106	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON: Long Meadow Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		691,867
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		691,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	691,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.5%

12	TYPE OF REPORTING PERSON*
	CO, HC

CUSIP No. 008272106	13G/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON: Michael J. Moss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF		55,757
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		722,091
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		55,757
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		722,091

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	777,848

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	5.0%

12	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 008272106	13G/A	Page 6 of 8 Pages

ITEM 1(a).     NAME OF ISSUER:

Affirmative Insurance Holdings, Inc. (“Affirmative”)

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

ITEM 2(a).     NAME OF PERSON FILING:

This Schedule 13G/A is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	Long Meadow Holdings, L.P. (“LMH”)
(ii)	Jonathan W. Old, III
(iii)	Long Meadow Investors, LLC (“LMI”)
(iv)	Michael J. Moss

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons filing this Schedule 13G/A is located at 1200 High Ridge Road, Stamford, CT 06905.

ITEM 2(c).     CITIZENSHIP:

(i)	LMH:	a Delaware limited partnership
(ii)	Jonathan W. Old, III:	United States
(iii)	LMI:	a Delaware limited liability company
(iv)	Michael J. Moss	United States

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).     CUSIP Number:

008272106

CUSIP No. 008272106	13G/A	Page 7 of 8 Pages

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:    One of the following

                       Not applicable.

ITEM 4.        OWNERSHIP:

                       The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on this Schedule 13G/A is hereby incorporated by reference.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                       If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.     X

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                       Not applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Long Meadow Holdings, L.P. (“LMH”) beneficially owns 691,867 shares of Affirmative Insurance Holdings, Inc.’s common stock (the “Company’s Common Stock”), which constitutes 4.5% of the Company’s Common Stock outstanding. Long Meadow Investors, LLC (“LMI”) is the general partner of LMH and because it could be deemed to share voting and dispositive power with LMH over the 691,867 shares of the Company’s Common Stock owned by LMH, LMI may be deemed to be the beneficial owner of such Common Stock. LMI disclaims beneficial ownership of all shares of the company’s Common Stock held by other persons.

          Jonathan W. Old, III is a managing member of LMI. Because Mr. Old is a managing member of the general partner of the LMH, and because he could be deemed to share with LMI voting and dispositive power over the 691,867 shares of the Company’s Common Stock held by LMH, Mr. Old may be deemed to be the beneficial owner of such Common Stock. Mr. Old is the beneficial owner of 20,000 shares of the Company’s Common Stock which he owns personally. Mr. Old disclaims beneficial ownership of all shares of the Company’s Common Stock held by other persons.

          Michael J. Moss is a managing member of LMI. Because Mr. Moss is a managing member of the general partner of LMH and shares the responsibilities of managing LMI with Mr. Old, and because he could be deemed to share with LMI and Mr. Old voting and dispositive power over the 691,867shares of the Company’s Common Stock held by LMH, Mr. Moss may be deemed to be the beneficial owner of such Common Stock. Mr. Moss is the beneficial owner of 55,757 shares of the Company’s Common Stock that he holds personally. Additionally, Mr. Moss’ spouse and children hold an aggregate of 30,224 shares of the Company’s Common Stock, and because Mr. Moss could be deemed to share with his wife and children voting and dispositive power over the Company’s Common Stock held by them, Mr. Moss may be deemed to be the beneficial owner of such Common Stock. Therefore, Mr. Moss may be deemed to be the beneficial owner of an aggregate of 777,848 shares, which constitutes 5.0% of the Company’s Common Stock outstanding. Mr. Moss disclaims beneficial ownership of all shares of the Company’s Common Stock held by other persons.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

                       Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

                       Not applicable.

CUSIP No. 008272106	13G/A	Page 8 of 8 Pages

ITEM 10.        CERTIFICATION

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 29, 2009

/s/ Jonathan W. Old, III

Name: Jonathan W. Old, III *

/s/ Michael J. Moss

Name: Michael J. Moss*

LONG MEADOW HOLDINGS, L.P.*

By:  Long Meadow Investors, LLC

  General Partner of Long Meadow Holdings, L.P.

/s/ Jonathan W. Old, III

Name:  Jonathan W. Old, III

Title:    Managing Member of Long Meadow Investors, LLC

LONG MEADOW INVESTORS, LLC*

By:  Jonathan W. Old, III

/s/ Jonathan W. Old, III

Name:  Jonathan W. Old, III

Title:   Managing Member

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Affirmative Insurance Holdings, Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: September 29, 2009

/s/ Jonathan W. Old, III

Name: Jonathan W. Old, III

/s/ Michael J. Moss

Name: Michael J. Moss

LONG MEADOW HOLDINGS, L.P.

By:  Long Meadow Investors, LLC

  General Partner of Long Meadow Holdings, L.P.

/s/  Jonathan W. Old, III

Name:  Jonathan W. Old, III

Title:    Managing Member of Long Meadow Investors, LLC

LONG MEADOW INVESTORS, LLC

By:  Jonathan W. Old, III

/s/ Jonathan W. Old, III

Name:  Jonathan W. Old, III

Title:    Managing Member